UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pacira Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

695127 10 0

(CUSP Number)

OrbiMed Advisors LLC

OrbiMed Capital GP III LLC

Samuel D. Isaly

767 Third Avenue, 30th Floor

New York, NY 10017

Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) OrbiMed Advisors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,810,531(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,810,531 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,810,531 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.08%(2)

14.	Type of Reporting Person (See Instructions) IA

(1) Includes 79,031 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.

(2) This percentage is calculated based upon 25,278,827 shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of (i)17,228,827 shares of the Issuer’s Common Stock outstanding as of September 30, 2011, as set forth in the Issuer’s final prospectus dated November 15, 2011, filed with the Securities and Exchange Commission on November 16, 2011 and (ii)8,050,000 shares of Common Stock sold and issued pursuant to such prospectus.

CUSP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) OrbiMed Capital GP III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,783,987(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,783,987 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,783,987(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.98%(2)

14.	Type of Reporting Person (See Instructions) OO

(1)  Includes 78,287 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.

(2)  This percentage is calculated based upon 25,278,827 shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of (i)17,228,827 shares of the Issuer’s Common Stock outstanding as of September 30, 2011, as set forth in the Issuer’s final prospectus dated November 15, 2011, filed with the Securities and Exchange Commission on November 16, 2011 and (ii)8,050,000 shares of Common Stock sold and issued pursuant to such prospectus.

CUSP No. 695127 10 0

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Samuel D. Isaly

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,810,531(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,810,531 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,810,531(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.08%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 79,031 shares of Common Stock underlying warrants which are exercisable within 60 days of the date of this filing.

(2)  This percentage is calculated based upon 25,278,827 shares of the Issuer’s Common Stock outstanding, as adjusted pursuant to Rule 13-3(d)(1) promulgated under the Securities Exchange Act, which is the sum of (i)17,228,827 shares of the Issuer’s Common Stock outstanding as of September 30, 2011, as set forth in the Issuer’s final prospectus dated November 15, 2011, filed with the Securities and Exchange Commission on November 16, 2011 and (ii)8,050,000 shares of Common Stock sold and issued pursuant to such prospectus.

Explanatory Note:  This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) supplements and amends the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 18, 2011 (the “Original Schedule 13D”).  The person and entities filing this Amendment No. 1 are OrbiMed Advisors LLC, a limited liability company under the laws of Delaware, OrbiMed Capital GP III LLC, and Samuel D. Isaly (“Isaly”) (collectively, the “Reporting Persons”).  This Amendment No. 1 is being made to reflect the Reporting Persons’ holdings following the recent public offering of securities of the Issuer, which closed on November 21, 2011 (the “Offering”). The Reporting Persons did not participate in the Offering.  Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

“Item 5.  Interest in Securities of the Issuer” is hereby amended and restated as follows:

(a) — (b) As of this date of this filing, the Reporting Persons may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock held by the OrbiMed Stockholders, OPI III and Associates III. As of the date of this filing, OPI III directly holds 2,705,700 shares of Common Stock and warrants to purchase an additional 78,287 shares of Common Stock and Associates III directly holds 25,800 shares of Common Stock and warrants to purchase an additional 744 shares of Common Stock.

OrbiMed Advisors LLC, pursuant to its authority as the sole managing member of OrbiMed Capital GP III LLC, the sole general partner of OPI III, and as the general partner of Associates III, may be deemed to indirectly beneficially own the securities of the Issuer held by OPI II and Associates III, which represent an aggregate of 2,731,500 shares of Common Stock and warrants to purchase 79,031 shares of Common Stock and constitute approximately 11.08% of the Common Stock(1). Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, OrbiMed Advisors LLC, may be deemed to also indirectly beneficially own the foregoing securities of the Issuer attributable to OrbiMed Advisors LLC.

OrbiMed Capital GP III LLC, pursuant to its authority as the general partner of OPI III, may be deemed to indirectly beneficially own the securities of the Issuer held by OPI III, which represent an aggregate of 2,705,700 shares of Common Stock and warrants to purchase 78,287 shares of Common Stock and constitute approximately 10.98% of the Common Stock(1).

As a result of the agreements and relationships described in Items 2 and 3 above and Item 6 below, the Reporting Persons have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI III, and OrbiMed Advisors LLC and Isaly have shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by Associates III.

(c) The information provided in Item 3 is incorporated by reference herein.  In addition, on February 8, 2011 the OrbiMed Stockholders acquired 1,487,680 shares of Common Stock upon automatic conversion of the Series A convertible preferred stock of the Issuer and 980,424 shares of Common Stock upon the conversion of convertible promissory notes of the Issuer, in each case in connection with the closing of the Issuer’s initial public offering of Common Stock on February 8, 2011. The convertible promissory notes of the Issuer that were automatically converted into Common Stock at the closing of the initial public offering were acquired by the OrbiMed Stockholders in multiple private placement transactions with the Issuer that occurred beginning in January 2009 through December 2010.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

“Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” is hereby amended and restated as follows:

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5, OrbiMed Capital GP III LLC is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III, and OrbiMed Advisors LLC is the sole managing member of OrbiMed Capital GP III LLC, pursuant to the terms of the limited liability company agreement of OrbiMed Capital GP III LLC.  OrbiMed Advisors LLC is also the sole general partner of Associates III, pursuant to the terms of the limited partnership agreement of Associates III.  Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital GP III LLC have shared discretionary investment management authority with respect to the assets of OPI III.  Such authority includes the power to direct the vote and the disposition of the securities of the Issuer held by OPI III and Associates III.  OrbiMed Advisors LLC also has discretionary investment management authority with respect to the assets of Associates III and, as a result, has the power to direct the vote and disposition of the securities of the Issuer held by Associates III. Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, OrbiMed Advisors LLC, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by OPI III and Associates III.

On June 2, 2011, Carl L. Gordon, who is a member of OrbiMed Advisors LLC, resigned as a member of the board of directors of the Issuer and since June 2, 2011, the Reporting Persons have had no representation on the Issuer’s board of directors.

Investors’ Rights Agreement

The Reporting Persons and other stockholders of the Issuer have entered into an Investors’ Rights Agreement with the Issuer, dated March 23, 2007 (the “Investors’ Rights Agreement”).  Subject to the terms of the Investors’ Rights Agreement, holders of shares of Common Stock having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

If the Issuer shall receive a written request from the Holders (as defined in the Investors’ Rights Agreement) of at least 30% of the Registrable Securities then outstanding (the “Initiating Holders”) that the Issuer file a Form S-1 registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to at least 20% of the Registrable Securities then outstanding (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $10,000,000), then the Issuer shall (i) within ten (10) days after the date such request is given, give notice thereof to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders.

If at any time when it is eligible to use a Form S-3 registration statement, the Issuer receives a request from Holders of at least twenty percent (20%) of the Registrable Securities then outstanding that the Issuer file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of selling expenses, of at least $1,000,000, then the Issuer shall

(i) within ten (10) days after the date such request is given, give notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders.

The Issuer shall not be obligated to effect, or to take any action to effect, any demand registration after the Issuer has effected three Form S-1 demand registrations.

The Issuer shall not be obligated to effect, or to take any action to effect, any Form S-3 demand registration if the Issuer has effected two Form S-3 demand registrations within the twelve month period immediately preceding the date of such request.

Piggyback Registration Rights

If the Issuer proposes to register any of its stock in connection with the public offering of such securities by the Issuer or on behalf of selling stockholders, the Issuer shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder, the Issuer shall, subject to the certain limitations, use its reasonable best efforts to cause to be registered all of the Registrable Securities that each such Holder has requested to be registered.

Expenses of Registration

Subject to certain limitations, the Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the Investor Rights Agreement.

Indemnification

The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

No Holder shall be entitled to exercise any registration rights after the earlier of:

•      when all of such Holder’s Registrable Securities could be sold without restriction during any 90-day period and such Holder owns less than 1% of the then outstanding capital stock of the Issuer; and

•      February 8, 2016.

The foregoing description of the terms of the Investor Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement, which is filed as an exhibit to the Schedule 13D originally filed by the Reporting Persons and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits
A. Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 1, 2011

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP III LLC

By:	OrbiMed Advisors LLC,
its Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the persons managing or otherwise controlling OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, 30th Floor, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the persons controlling its managing member, OrbiMed Advisors LLC, as set forth on Schedule I above.

Exhibit Index

A.            Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP III and Samuel D. Isaly.

Exhibit A

JOINT FILING AGREEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the beneficial ownership by the undersigned of the equity securities of Pacira Pharmaceuticals, Inc. is filed on behalf of each of the undersigned.

Date:  December 1, 2011

OrbiMed Advisors LLC

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP III LLC

By:	OrbiMed Advisors LLC,
its Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly